Exhibit 99.1

Stealth BioTherapeutics Corp to Hold Extraordinary General Meeting of Shareholders

Boston, October 7, 2022 – Stealth BioTherapeutics Corp (Nasdaq: MITO) (“Stealth” or the “Company”), a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 9:30 a.m. (New York City time) on November 15, 2022, at Foley & Lardner LLP, 111 Huntington Ave Suite 2600, Boston, MA 02199, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of July 31, 2022 (the “Merger Agreement”), between the Company and Stealth Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Stealth Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company (the “Merger”) with the Company being the surviving company. If consummated, the Merger would result in the Company becoming a privately-held, direct subsidiary of Parent and the Company’s American Depositary Shares (each representing twelve (12) ordinary shares, par value US$0.0003 per share) (the “ADSs”) would no longer be listed or traded on any stock exchange, including the Nasdaq Global Market, and the Company’s ADS program would be terminated.

As previously disclosed, on July 31, 2022, the Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of independent and disinterested directors established by the Board, (a) determined that the Merger Agreement, the Plan of Merger and the transactions, including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to, and in the best interests of, the Company and its shareholders (other than buyer group and their respective affiliates) and declared it advisable for the Company to enter into the transactions, including the Merger, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger, and the consummation of the transactions, including the Merger and (c) directed that the Merger Agreement, the Plan of Merger and the transactions, including the Merger, be submitted to the shareholders of the Company for authorization and approval by way of special resolution.

The Company recommends that its shareholders and ADS holders vote FOR, among other matters, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record as of 4:30 p.m. (New York City time) on October 7, 2022 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of 4:30 p.m. (New

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York City time) on October 7, 2022 will be entitled to instruct Citibank, N.A., in its capacity as the ADS depositary, to vote the ordinary shares represented by their ADSs at the EGM.

Additional information regarding the EGM, the Merger Agreement and the Plan of Merger can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company's proxy materials, including the definitive proxy statement, will be mailed to the shareholders and ADS holders of the Company.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered "participants" in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase, or the solicitation of an offer to sell, any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Stealth

We are a clinical-stage biotechnology company focused on the discovery, development, and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body's main source of energy production and are critical for normal organ function.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those regarding Stealth BioTherapeutics’ expectation for the holding of the EGM, the proposals presented for approval and the approval and performance of the Merger Agreement, the Plan of Merger, and the consummation of the transactions, including the Merger, contemplated thereby and the ability of the company to achieve its drug discovery, development, and commercialization goals. Statements that are not historical facts, including statements about Stealth BioTherapeutics’ beliefs, plans and expectations, are forward-looking statements. The words "anticipate," " “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,”

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“estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Stealth BioTherapeutics may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements as a result of known and unknown risks, uncertainties and other important factors, including: Stealth BioTherapeutics’ ability to obtain additional funding and to continue as a going concern; the impact of the COVID-19 pandemic; the ability to successfully demonstrate the efficacy and safety of Stealth BioTherapeutics’ product candidates and future product candidates; the preclinical and clinical results for Stealth BioTherapeutics’ product candidates, which may not support further development and marketing approval; the potential advantages of Stealth BioTherapeutics’ product candidates; the content and timing of decisions made by the FDA, the EMA or other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies, which may affect the initiation, timing and progress of preclinical studies and clinical trials of Stealth BioTherapeutics product candidates; Stealth BioTherapeutics’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials; unplanned cash requirements and expenditures; competitive factors; Stealth BioTherapeutics’ ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates it is developing; and general economic and market conditions. These and other risks are described in greater detail under the caption “Risk Factors” included in Stealth BioTherapeutics’ most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), as well as in any future filings with the SEC. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, Stealth BioTherapeutics does not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Contact

Kendall Investor Relations

Adam Bero, Ph.D.

abero@kendallir.com

IR@StealthBT.com

IF " DOCVARIABLE "SWDocIDLocation" 1" = "1" " DOCPROPERTY "SWDocID" ACTIVEUS 196754154v.5" "" ACTIVEUS 196754154v.5